SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

VocalTec Communications Ltd.
(Name of Issuer)

Ordinary Shares, New Israeli Shekel 0.65 par value per share
(Title of Class of Securities)

M97601120
(CUSIP Number)

Richard M. Firestone
Arnold & Porter LLP
555 Twelfth Street, NW
Washington, DC 20004
202-942-5000
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

July 16, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:   ☐ .

(Continued on following pages)

CUSIP No. M97601120	SCHEDULE 13G	Page 2 of 5 Pages

1)	NAME OF REPORTING PERSON Daniel Borislow
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	SOURCE OF FUNDS OO
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 2,698,189
	8)	SHARED VOTING POWER 0
	9)	SOLE DISPOSITIVE POWER 2,698,189
	10)	SHARED DISPOSITIVE POWER 0
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,831,391*
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.1%
14)	TYPE OF REPORTING PERSON IN

*  Includes 130,802 shares held by the spouse of Mr. Borislow and 2,400 shares held in a trust, directed by Mr. Borislow’s spouse for the benefit of Mr. Borislow’s children.  Mr. Borislow disclaims beneficial ownership of these 133,202 shares.

CUSIP No. M97601120	SCHEDULE 13G	Page 3 of 5 Pages

Item 1.  Security and Issuer.

This statement on Schedule 13D (the “Statement”) relates to the ordinary shares, par value New Israeli Shekel 0.65 per share (“Ordinary Shares”), of VocalTec Communications Ltd., an Israeli company (the “Company”).  The principal executive offices of the Company are located at 12 Benny Gaon Street, Building 2B, Poleg Industrial Area, Netanya, Israel 42504.

Item 2.  Identity and Background.

(a) - (c)  This Statement is being filed by Daniel Borislow.  As of the date of this filing, Mr. Borislow is the beneficial owner of an aggregate of 2,831,391 Ordinary Shares, representing approximately 24.1% of the Ordinary Shares presently outstanding.  This total includes 130,802 Ordinary Shares held by the spouse of Mr. Borislow and 2,400 Ordinary Shares held in a trust, directed by Mr. Borislow’s spouse for the benefit of Mr. Borislow’s children (the “Borislow Family Trust”).  Mr. Borislow disclaims beneficial ownership of these 133,202 Ordinary Shares.  Mr. Borislow is a Director, and the President and Chief Executive Officer, of the Company.  The business address of Mr. Borislow is VocalTec Communications Ltd., 12 Benny Gaon Street, Building 2B, Poleg Industrial Area, Netanya, Israel 42504.

 (d) - (e)  During the last five years, Mr. Borislow has neither been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor was he a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Mr. Borislow was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Borislow is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

As previously publicly reported by the Company, on July 16, 2010, VocalTec Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of VocalTec (“Merger Sub”), and YMax Corporation, a Delaware corporation in which Mr. Borislow, Mr. Borislow’s spouse and the Borislow Family Trust were stockholders (“YMax”), consummated an Agreement and Plan of Merger (the “Merger Agreement”).  Under the terms of the Merger Agreement, Merger Sub merged with and into YMax, with YMax continuing as the surviving entity as a wholly-owned subsidiary of the Company (the “Merger”).  The stockholders of YMax received Ordinary Shares of the Company in consideration for the Merger.  The Merger Agreement provided that each share of YMax outstanding immediately prior to the consummation of the Merger was cancelled and the holder thereof was issued 0.10 Ordinary Shares (the “Merger Consideration”).  As a result of the closing of the Merger, Mr. Borislow directly acquired 2,698,189 Ordinary Shares as Merger Consideration.  Also pursuant to the Merger, an additional 130,802 Ordinary Shares were issued as Merger Consideration to the spouse of Mr. Borislow, and an additional 2,400 Ordinary Shares were issued as Merger Consideration to the Borislow Family Trust.  Mr. Borislow disclaims beneficial ownership of these additional 133,202 Ordinary Shares.

Item 4.  Purpose of Transaction.

The acquisition of Ordinary Shares pursuant to the Merger by Mr. Borislow was for investment purposes.  Depending on requirements of applicable law (including any required approvals of shareholders of the Company), market conditions and other factors, Mr. Borislow may elect to make additional investments in Ordinary Shares as he deems appropriate.  Mr. Borislow also reserves the right to dispose of some or all of the Ordinary Shares in the open market, in privately negotiated transactions to third parties or otherwise.

CUSIP No. M97601120	SCHEDULE 13G	Page 4 of 5 Pages

Except as set forth in this Item 4 and as publicly disclosed since the effective date of the Merger, Mr. Borislow does not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.  Mr. Borislow intends to review his investment in the Company on a continuing basis.  Depending on various factors including, without limitation, the Company’s financial position and business strategy, the price levels of the Ordinary Shares, other investment opportunities available to him, conditions in the securities markets and general economic and industry conditions, Mr. Borislow may in the future take such actions with respect to his investment in the Company as he deems appropriate including, without limitation, making proposals to the Company concerning changes to the capitalization, ownership structure or operations of the Company, purchasing additional Ordinary Shares, selling some or all of his Ordinary Shares, engaging in short selling of or any hedging or similar transactions with respect to the Ordinary Shares and/or otherwise changing his intention with respect to any and all matters referred to in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)  Mr. Borislow may be deemed to beneficially own an aggregate of 2,831,391 Ordinary Shares, or 24.1% of the outstanding Ordinary Shares.

(b)  Mr. Borislow has the sole power to vote or to direct the vote of and to dispose or direct the disposition of 2,698,189 of the Ordinary Shares he may be deemed to beneficially own as reported herein.

(c)  Except as described above in Item 4, Mr. Borislow has not effected any transaction in the Ordinary Shares during the sixty days preceding the filing of this Schedule 13D.

(d)  Not applicable.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understanding or Relationships

With Respect to Securities of the Issuer.

None.

Item 7.  Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  July 26, 2010

/s/ Daniel Borislow (Signature) Daniel Borislow (Name)